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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                  ------------

                               (AMENDMENT NO. 5)*

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


             CLASS A COMMON STOCK,
           PAR VALUE $.01 PER SHARE                         518439 10 4
---------------------------------------------     ------------------------------
        (TITLE OF CLASS OF SECURITIES)                    (CUSIP NUMBER)

                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

                                 -------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 7 Pages
                         Exhibit Index Appears on Page 6

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

------------------------------------ --------------------------------------------                 ----------------------------------
CUSIP No.                            518439 10 4                                       13G                            Page 2 of 7
------------------------------------ --------------------------------------------                 ----------------------------------

----------------------------- --------------------------------------------------- --------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          LAL FAMILY CORPORATION

                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                              PERSONS (ENTITIES ONLY):
----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                  (A) [_]
                                                                                                                  (B) [X]
----------------------------- ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- --------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

------------------------------------ ------ ----------------------------------------------------- ----------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                                        --
              SHARES
                                     ------ ----------------------------------------------------- ----------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                                  45,734,842
             OWNED BY
                                     ------ ----------------------------------------------------- ----------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                                   --
             REPORTING
                                     ------ ----------------------------------------------------- ----------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                             45,734,842

----------------------------- ------------------------------------------------------------------- ----------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:       45,734,842

----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                     N/A
                                                                                                                         [_]
----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                              27.7%
                                                                                                              ** SEE ITEM 4
----------------------------- --------------------------------------------------- --------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           CO
----------------------------- --------------------------------------------------- --------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

           ITEM 1.  IDENTITY OF ISSUER

              (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

              (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

           ITEM 2.  IDENTITY OF PERSON FILING

              (a) - (c)       This report is being filed by LAL Family
                              Corporation with a business address of 767 Fifth
                              Avenue, New York, New York 10153 (the "Reporting
                              Person"). The Reporting Person is a Delaware corporation.

              (d) - (e)       This report covers the Issuer's Class A Common
                              Stock, par value $.01 per share (the "Class A
                              Common Stock"). The CUSIP number of the Class A
                              Common Stock is 518439 10 4.

           ITEM 3.

              Not Applicable.

           ITEM 4.  OWNERSHIP

              (a) As of December 31, 2003, the Reporting Person beneficially owned 45,734,842 shares of Class A Common Stock as follows: 3,029,302 shares of Class A Common Stock and 42,705,540 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held indirectly as the sole general partner of LAL Family Partners L.P., which owns the shares.

              (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 45,734,842 shares of Class A Common Stock, which would constitute 27.7% of the number of shares of Class A Common Stock outstanding. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,029,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 36.4% of the aggregate voting power of the Issuer.


                               Page 3 of 7 Pages

              (c) Leonard A. Lauder, as the majority stockholder of the Reporting Person, which is the sole general partner of the LAL Family Partners L.P., has sole voting and dispositive power with respect to the 3,029,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock owned by LAL Family Partners L.P.

           ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                     Not Applicable.

           ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON

                     Leonard A. Lauder, as the majority stockholder of the Reporting Person, which is the sole general partner of LAL Family Partners L.P., and William P. Lauder and Gary M. Lauder, as stockholders of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,029,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock owned by LAL Family Partners L.P.

           ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                     Not Applicable.

           ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                     LAL Family Partners L.P., which owns the stock, is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

           ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                     Not Applicable.

           ITEM 10.  CERTIFICATION

                     Not Applicable.



                               Page 4 of 7 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 LAL Family Corporation


Date:  February 12, 2004                         By: /s/ Leonard A. Lauder
                                                    ----------------------------
                                                    Leonard A. Lauder
                                                    President





                               Page 5 of 7 Pages

                                  EXHIBIT INDEX
                                  -------------



    Exhibit A         --         List of Parties to the Stockholders' Agreement










                               Page 6 of 7 Pages